COMMENTS RECEIVED ON 09/05/2023

FROM CHRIS BELLACICCO

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity SAI Inflation-Focused Fund

POST-EFFECTIVE AMENDMENT NO. 100

1)

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Given the fund’s name, the Staff requests we include a policy to invest 80% of net assets in inflation-focused securities.

R:

In its 2001 release adopting Rule 35d-1, the Staff stated that “the rule does not apply to fund names… that connote types of investment strategies as opposed to types of investments.” (Final Rule: Investment Company Names, Release No. IC-24828; File No. S7-11-97.) “Inflation-focused” in the fund’s name refers to the fund’s investment strategy, rather than to a type of investment. As a result, we do not believe that the fund requires a policy to invest at least 80% of its assets in inflation-focused securities.

3)

“Fund Summary” (prospectus)

“Fee Table”

“This example helps compare the cost of investing in the fund with the cost of investing in other funds. Let's say, hypothetically, that the annual return for shares of the fund is 5% and that the fees and the annual operating expenses for shares of the fund are exactly as described in the fee table. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. For every $10,000 you invested, here's how much you would pay in total expenses if you sell all of your shares at the end of each time period indicated:”

C:

If the fee table will include an expense waiver, the Staff asserts the lead-in language to the expense example should include disclosure indicating the example assumes the waiver will be in effect for the time period shown in the fee table.

R:

The fee table will not include an expense waiver.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that investing in issuers located in emerging markets securities is not part of the fund’s principal investment strategy.

R:

Investing in issuers located in emerging markets is not a principal investment strategy of the fund.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in Fidelity's Central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines) consistent with the asset classes discussed above.”

C:

The Staff requests that we supplementally explain whether these specialized investment vehicles are registered under the Investment Company Act.

R:

Fidelity’s Central funds are registered under the Investment Company Act of 1940.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in Fidelity's Central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines) consistent with the asset classes discussed above.”

C:

The Staff requests we add disclosure discussing these security types or investment disciplines.

R:

We believe that the funds principal investment strategies are fully disclosed in accordance with Form N-1A requirements. The fund may utilize Fidelity’s Central funds to obtain exposure to asset classes described in the fund’s principal investment strategies. Additional disclosure regarding particular security types is included under the “Description of Principal Security Types” heading. In addition, the fund’s prospectus includes additional disclosure about how the Central funds are used:

“Fidelity uses them to invest in particular security types or investment disciplines; for example, rather than buy bonds directly, the fund may invest in a Central fund that buys bonds.”

7)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Energy commodities can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels caused by geopolitical events, energy conservation, the success of exploration projects, weather or meteorological events, and tax and other government regulations.”

C:

If the fund will invest in energy commodities as part of its principal investment strategy, the Staff requests we include appropriate disclosure in the strategies section. If such investments are not part of the principal investment strategy, please flag the energy commodities risk disclosure here as non-principal.

R:

The fund does not have a principal investment strategy to invest in energy commodities. However, the fund does have a principal investment strategy of investing in commodity linked derivatives and the underlying commodities for such instruments include energy commodities. We believe that the risks disclosed under the “Principal Investment Risks” heading in the fund’s “Investment Details” section appropriately describe the principal investment risks for the fund. Accordingly, we have not modified disclosure.